SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Fast Acquisition Corp.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

311875 108

(CUSIP Number)

February 2, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 311875 108

1.	Names of Reporting Persons Alexander Mitchell
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,250,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,250,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,250,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.25%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 311875 108

1.	Names of Reporting Persons Scopus Capital, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,250,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,250,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,250,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.25%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 311875 108

1.	Names of Reporting Persons Scopus Asset Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,250,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,250,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,250,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.25%
12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 311875 108

1.	Names of Reporting Persons Scopus Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,163,063
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,163,063
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,163,063
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.8%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 311875 108

1.	Names of Reporting Persons Scopus Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 65,987
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 65,987
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,987
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.3%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 311875 108

1.	Names of Reporting Persons Scopus Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 73,338
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 73,338
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 73,338
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.4%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 311875 108

1.	Names of Reporting Persons Scopus Vista Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,023,738
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,023,738
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,023,738
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.1%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 311875 108

1.	Names of Reporting Persons Scopus Fund Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 25,950
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 25,950
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,950
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.1%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 311875 108

1.	Names of Reporting Persons Scopus Vista Fund Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 60,987
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 60,987
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,987
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.3%
12.	Type of Reporting Person (See Instructions) CO

Item 1.

(a)	Name of Issuer:

Fast Acquisition Corp. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

31 Minetta Street

New York, New York 10012

Item 2.

(a)	Name of Person Filing:

This statement is filed by Mr. Alexander Mitchell; Scopus Capital, Inc. (“SCI”); Scopus Asset Management, L.P. (“SAMLP”); Scopus Advisors, LLC (“SALLC”); Scopus Partners, L.P. (“SPLP”); Scopus Partners II, L.P. (“SPIILP”); Scopus Vista Partners, L.P. (“SVPLP”); Scopus Fund Ltd. (“SFL”); and Scopus Vista Fund Ltd. (“SVFL,” and together with Mr. Mitchell, SCI, SAMLP, SALLC, SPLP, SPIILP, SVPLP and SFL, the “Reporting Persons”).

(b)	Address of Principal Business Office or, if none, Residence:

For each Reporting Person:

717 Fifth Ave., 21st Floor

New York, New York 10022

(c)	Citizenship:

For each Reporting Person other than Mr. Mitchell, SFL and SVFL, Delaware.

For Mr. Mitchell, United States of America

For SFL and SVFL, British Virgin Islands.

(d)	Title of Class of Securities:

Class A Common Stock, $0.0001 par value per share (“Class A Common Stock”)

(e)	CUSIP Number:

311875 108

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Statement.

The percent of class represented by the amount beneficially owned by each Reporting Person is based on 20,000,000 shares of Class A Common Stock outstanding as of November 10, 2020, as indicated by the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 10, 2020.

The beneficial ownership of SPLP consists of 65,987 shares of Class A Common Stock held by SPLP. The beneficial ownership of SPIILP consists of 73,338 shares of Class A Common Stock held by SPIILP. The beneficial ownership of SVPLP consists of 1,023,738 shares of Class A Common Stock held by SVPLP. The beneficial ownership of SFL consists of 25,950 shares of Class A Common Stock held by SFL. The beneficial ownership of SVFL consists of 60,987 shares of Class A Common Stock held by SVFL.

SALLC is the general partner of each of SPLP, SPIILP and SVPLP and is deemed to have beneficial ownership of the Class A Common Stock beneficially owned by each such entity. SAMLP is the investment advisor to each of SPLP, SPIILP, SVPLP, SFL and SVFL and is deemed to have beneficial ownership of the Class A Common Stock beneficially owned by each such entity. SCI is the general partner of SAMLP and is deemed to have beneficial ownership of the Class A Common Stock beneficially owned by SAMLP. Mr. Mitchell holds 100% of the ownership interest in each of SALLC and SCI and is deemed to have beneficial ownership of the Class A Common Stock beneficially owned by each such entity.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

SPLP, SPIILP, SVPLP, SFL and SVFL, as the entities that directly hold the shares of Class A Common Stock, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock reported as beneficially owned by Mr. Mitchell, SCI, SAMLP and SALLC.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 12, 2021

ALEXANDER MITCHELL		SCOPUS CAPITAL, INC.

/s/ Daniel Fried, attorney-in-fact		By:	/s/ Daniel Fried
		Name:	Daniel Fried
		Title:	Attorney-in-Fact

SCOPUS ASSET MANAGEMENT, L.P.		SCOPUS ADVISORS, LLC
By: Scopus Capital, Inc., its General Partner

By:	/s/ Daniel Fried	By:	/s/ Daniel Fried
Name:	Daniel Fried	Name:	Daniel Fried
Title:	Attorney-in-Fact	Title:	Attorney-in-Fact

SCOPUS PARTNERS, L.P.		SCOPUS PARTNERS II, L.P.
By: Scopus Advisors, LLC, its General Partner		By: Scopus Advisors, LLC, its General Partner

By:	/s/ Daniel Fried	By:	/s/ Daniel Fried
Name:	Daniel Fried	Name:	Daniel Fried
Title:	Attorney-in-Fact	Title:	Attorney-in-Fact

SCOPUS VISTA PARTNERS, L.P.		SCOPUS FUND LTD.
By: Scopus Advisors, LLC, its General Partner

By:	/s/ Daniel Fried	By:	/s/ Daniel Fried
Name:	Daniel Fried	Name:	Daniel Fried
Title:	Attorney-in-Fact	Title:	Attorney-in-Fact

SCOPUS VISTA FUND LTD.

By:	/s/ Daniel Fried
Name:	Daniel Fried
Title:	Attorney-in-Fact